[redacted]

PJD 2/26 *

UN
SECURITIES ANI
Washi

10027374

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATIONAL PLANNING CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 WILSHIRE BLVD, SUITE 1200
(No. and Street)

SANTA MONICA (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAURA COLLINS (310) 899-8805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

355 SOUTH GRAND AVENUE, SUITE 2000, LOS ANGELES, CA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PJD 3/1

OATH OR AFFIRMATION

I, MAURA COLLINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATIONAL PLANNING CORPORATION, as of DECEMBER, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP, CHIEF FINANCIAL OFFICER

Title

Notary Public

LINDSEY M. MARTIN
Commission # 1762020
Notary Public - California
Los Angeles County
My Comm. Expires Jun 19, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Table of Contents

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
National Planning Corporation:

We have audited the accompanying statement of financial condition of National Planning Corporation (an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of National Planning Corporation as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2010

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	16,549,364
Marketable securities		5,946
Commissions receivable		12,525,689
Investment advisory receivable		3,003,373
Forgivable notes receivable, net of accumulated amortization of $11,273,526		29,854,273
Other receivables		3,378,770
Receivable from registered representatives, net of allowance of $1,324,177		543,361
Due from affiliates		69,184
Income taxes receivable		1,881,412
Deferred tax assets		17,074,692
Fixed assets, net of accumulated depreciation of $903,907		205,519
Prepaid expenses and other assets		1,434,079
Total assets	$	86,525,662

Liabilities and Stockholder's Equity

Liabilities:		
Drafts payable	$	794,598
Commissions payable		13,323,298
Investment advisory payable		2,836,497
Accounts payable and other accrued expenses		8,986,016
Total liabilities		25,940,409
Stockholder's equity		60,585,253
Total liabilities and stockholder's equity	$	86,525,662

See accompanying notes to statement of financial condition.

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Notes to Statement of Financial Condition

December 31, 2009

(1) Organization

National Planning Corporation (the Company) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (SEC) and is a registered broker-dealer the Commodity Futures Trading Commission and is a member of the Financial Industry Regulatory Authority and the National Futures Association. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 23, 2010, the date the statement of financial condition was issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No such events were identified.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $14,795,655 in money market funds and accounts. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Marketable Securities

Securities are carried at fair value based on quoted market prices and are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis.

(c) Drafts Payable

Drafts payable represents amounts drawn by the Company pursuant to a sweep agreement with a bank. Under this agreement, the bank does not advance cash to the Company.

(d) Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of furniture and equipment and computer hardware, which are depreciated over three to seven years.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using

enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is included in a consolidated federal income tax return with Brooke Holdco1 Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with BH1 is based on the separate return method and any intercompany income taxes are settled on a monthly basis. The Company files combined state tax returns in Alaska, California, Massachusetts, Michigan, Texas, Vermont, West Virginia, and Wisconsin; and separate state income tax returns for other states that the Company is required to file income tax returns. Beginning with the first taxable year ended December 31, 2006, the Company does not have a right to reimbursement for the utilization of its losses in the federal consolidated tax return.

(f) Receivable from Registered Representatives

Receivable from registered representatives relates to outstanding balances from representatives and forgivable notes offered to registered representatives who have not achieved a predetermined percentage of the agreed-upon gross dealer concessions and must pay down a portion of the note. When it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representative. Upon reclassification, the receivable accrues interest at a stated rate of the note. The Company has not and does not intend to sell these receivables.

The allowance for doubtful accounts is the Company's best estimate of the amount of credit losses in the Company's existing receivable from registered representatives. The allowance is determined on an individual receivable basis upon review of the probability that a registered representative will not repay all principal and interest contractually due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including contractual interest payments. The Company does not accrue interest when a receivable is considered impaired. When ultimate collectibility of the principal balance of the impaired receivable is in doubt, all cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance. Receivables are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(g) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. Such estimates

include the valuation of commissions receivable, long-lived assets, deferred tax assets, forgivable notes receivable, receivable from registered representatives, and assumptions used in the calculation of income taxes and income tax uncertainties. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the statement of financial condition in future periods.

(h) Fair Value Measurements

The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company has determined the fair value of money market funds and marketable securities using the market approach as these financial instruments trade in an active market.

(3) Income Taxes

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Forgivable notes	$	3,719,772
Allowance for doubtful accounts		485,841
Deferred compensation		11,244,865
Accrued bonus		43,725
Commission held		23,474
Accrued vacation		127,815
Other accruals		1,717,418
Total deferred tax assets		17,362,910
Deferred tax liabilities:		
Depreciation		(3,022)
Prepaids		(283,969)
Unrealized gain on marketable securities		(1,227)
Total deferred tax liabilities		(288,218)
Net deferred tax assets	$	17,074,692

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which

(Continued)

those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The Company generated a Michigan net operating loss of $123,822. A valuation allowance has been placed against the state net operating loss deferred asset as of December 31, 2009 due to the uncertainty of its ultimate realization.

The Company has a state tax receivable of $315,092 and a federal income tax receivable of $1,566,320, which have been reduced by $661,488 related to unrecognized tax benefits. The total unrecognized tax benefits would affect the effective tax rate if recognized. These amounts are included in income taxes receivable in the accompanying statement of financial condition as of December 31, 2009.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2008	$	386,321
Additions to prior year tax positions		275,167
Balance at December 31, 2009	$	661,488

The Company's federal income tax returns are under examination by the Internal Revenue Service for tax years 2005 and 2006. The federal income tax returns for 2007 and 2008 remain open to examination. The Company does not believe it is probable that a significant change will occur within the coming year to its unrecognized tax benefits.

(4) Legal and Regulatory

In December 2009, the Company signed a Consent Order (Order) and submitted an Offer of Settlement (Offer) to the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (Division) in connection with the Division's investigation into the Company's supervision of a registered representative and his sale of unregistered securities. In the Offer, without admitting or denying the Division's allegations of fact and conclusions of law, the Company agreed to provide full restitution plus 6% interest through November 10, 2009, the date of the Order, to all investors who made purchases from January 1, 2008 through March 1, 2009. Pursuant to the terms of the offer, management has accrued $4,094,601 for potential settlements related to the offer. In January 2010, payments of $3,824,601 were made to customers. The amount has been recorded in accounts payable and other accrued expenses in the accompanying statement of financial condition as of December 31, 2009. Management has submitted a claim with the Company's errors and omissions insurance carrier, Everest Indemnity Company (Everest). Everest has acknowledged the claim and coverage under the insuring agreement of $1,000,000 in the aggregate. In January 2010, the Company received $1,000,000 from Everest. The amount has been recorded in other receivables in the accompanying statement of financial condition as of December 31, 2009.

(Continued)

(5) Fair Value Measurements

Effective January 1, 2008, the Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurements.*

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities
- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

The Company has evaluated its investments in money market funds ($14,795,655 included in cash and cash equivalents) and marketable securities and determined that based on the unadjusted quoted market prices in active markets used to determine fair value that these are classified as Level 1 investments.

(6) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon Company. The Company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000 or 2% of "aggregate debit items," whichever is greater, as these terms are defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires the Company to maintain minimum net capital equal to the minimum net capital required under Rule 15c3-1. At December 31, 2009, the Company had net capital of $4,284,815, which was $4,034,815 in excess of its requirement.

(Continued)

(8) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal is forgiven over a certain period of time, generally five to seven years. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. In circumstances when the representative does not achieve the minimum gross dealer concessions but does achieve a predetermined percentage of the agreed-upon production levels, the term of the forgivable note may be extended for one additional year. Under such circumstanees, the unamortized balance of the note is amortized over the remaining term. If the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the representative must pay down a portion of the note, and the remaining balance is amortized over the remaining term. In some instances, when it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives.

The activity in the forgivable notes receivable comprises the following:

Balance at December 31, 2008	$	26,664,814
Granted		9,239,945
Amended notes		(500,346)
Amortization		(5,550,140)
Balance at December 31, 2009	$	29,854,273

During 2009, forgivable notes receivable totaling $2,044,603 became fully amortized and were forgiven by the Company.

(9) Receivable from Registered Representative and Allowance for Doubtful Accounts

Receivable from registered representatives with interest rates ranging from 3.46% to 8.75%. The receivables mature from March 31, 2010 to November 29, 2013	$	397,698
Other receivables		145,663
Receivable from registered representatives	$	543,361

The activity in the allowance for doubtful accounts for impaired receivable from registered representatives for the year ended December 31, 2009 comprises the following:

Allowance for doubtful accounts at beginning of year	$	1,246,228
Additions charged to bad debt expense		133,520
Write-downs charged against the allowance		(55,571)
Allowance for doubtful accounts at end of year	$	1,324,177

(10) Fixed Assets

The major classifications of fixed assets are as follows:

Office equipment, furniture, and fixtures	$	568,351
Computer hardware and software		541,075
Total fixed assets		1,109,426
Less accumulated depreciation		(903,907)
Fixed assets, net	$	205,519

(11) Defined Contribution Plans

The Company participates with Jackson National Life Insurance Company (Jackson) (which is also an indirect, wholly owned subsidiary of Prudential plc) in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(12) Related-Party Transactions

Jackson, an affiliate of NPH, allocates a portion of its leased office space and fixed asset depreciation to the Company based on the proportionate share that the Company utilizes for operations.

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH.

Pursuant to the tax-sharing agreement, the Company paid $2,295,000 for federal income taxes for the year ended December 31, 2009.

(13) Registered Representative Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year. The Company has transferred title and ownership of all amounts credited to each participant's account and all underlying funds to Jackson for the purpose of facilitating administration of the plan.

(14) Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or liquidity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission

The Board of Directors and Stockholder
National Planning Corporation:

In planning and performing our audit of the financial statements of National Planning Corporation (the Company) (an indirect, wholly owned subsidiary of Prudential plc) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. Because the Company does not have any commodities customers, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls

KPMG

and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2010

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Board of Directors
National Planning Corporation
401 Wilshire Blvd
Suite 1100
Santa Monica, CA 90401

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by National Planning Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating National Planning Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). National Planning Corporation's management is responsible for National Planning Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (including the related check copy and journal entry record) noting no differences;

2. Compared the Total Revenue amounts in the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported in the FOCUS report for the period from January 1, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (including relevant FOCUS reports and schedules derived from the general ledger) noting no differences; and

KPMG

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers utilized in procedure 3 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2010

KPMG

NATIONAL PLANNING CORPORATION
(SEC Identification No. 8-44435)
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) of the Securities and Exchange Commission and Rule 1.10(g) of the Commodity Futures Trading Commission as a public document.